STEVEN B. BOEHM
DIRECT LINE: 202-383-0176
Internet: steven.boehm@sablaw.com
January 29, 2007
VIA EDGAR AND HAND DELIVERY
Richard Pfordte, Esq.
Mr. Kevin Rupert
Vincent Di Stefano, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504
Re:	Triangle Capital Corporation Registration Statement on Form N-2 File No. 333-138418
Dear Messrs. Pfordte, Rupert and Di Stefano:
     On January 26, 2006, we received additional comments from you by telephone on the Registration Statement on Form N-2, File No. 333-138418 (“Registration Statement”) for Triangle Capital Corporation (the “Company” or the “BDC”). Set forth below are the Company’s responses to your comments.
COMMENT 1: It appears that the Company is issuing the members of the general partner (“GP”) of Triangle Mezzanine Fund, LLLP (the “SBIC”) $7.5M of the Company’s common stock as compensation for their services. Explain why the issuance of the $7.5M of stock to the members of the GP is not in violation of Section 23(a) of the Investment Company Act of 1940 (the “1940 Act”), as well as Section 23(b), as interpreted in the 1961 Release and the Big Apple no action letter. Explain how the $7.5M valuation of the GP Interests was calculated.
RESPONSE: The proposed transaction does not violate Section 23(a) or (b), or any other provision of the 1940 Act. In relevant part, Section 23(a) prohibits a closed-end investment company (and, by reason of Section 63, a BDC) from issuing its securities for services, or for property other than cash or securities, except in connection with a reorganization. In the proposed transaction (the “Reorganization”), the Company will issue its securities to the Limited Partners of the SBIC (the “LPs”) and the members of the GP to acquire 100% of the outstanding equity interests in the ongoing business of the SBIC.

Letter to SEC
January 29, 2007

The Company is purchasing more than merely assets in the form of the SBIC and its investment portfolio. It is acquiring an established and ongoing specialty finance business, which includes an established and successful management team. That management team built the SBIC’s infrastructure more than three years ago, identified and structured the SBIC’s investments, will monitor those investments and work with the portfolio companies to maximize the value of those investments, will determine when and under what circumstances to dispose of those investments, and will make, manage and dispose of other investments in the future. The GP also procured the valuable SBIC license, which enables access to the SBA’s highly favorable leverage program, which license the Company will effectively acquire in the Reorganization.
The terms of the Reorganization reflect an arm’s length transaction between sophisticated parties — the GP on the one hand and the LPs (approximately 97.5% of the SBIC’s committed capital comes from commercial banks) on the other. As with the sale of most businesses, the sale of the SBIC will not occur at book value (or net asset value). Successful businesses regularly sell at multiples, often significant multiples, of book value. These multiples reflect the fact that the book value, which is approximately the liquidation value of the SBIC’s assets, fails to adequately capture the value of a successful operating company as an ongoing business. In this case, both immediately prior to and immediately after the Company’s IPO, the value of the assets that the Company will hold (through its SBIC subsidiary) will be approximately $22.744 million (per the 9/30/2006 audited balance sheet). The proposed $15 per share IPO price will, however, value the Company at approximately $28.75 million. This will reflect approximately a 1.26x multiple to book value, which is somewhat lower than the multiples to book value that the market currently assigns to other BDCs.
Investors in the Company might be willing to pay a 1.26x multiple to the net asset value for any number of reasons. They are free to decide that is a reasonable amount to pay for the anticipated periodic distributions from the Company, especially when combined with the potential for gain embedded in the equity and equity-related securities held by the Company. They may believe the Company’s strong management team will use the proceeds of the public offering, as well as the SBA leverage available to the Company (through the SBIC), to make other investments that also will provide debt and equity returns justifying a 1.26x multiple to net asset value. And they may believe, based on trading patterns of comparable BDCs and similar entities that trade at multiples in excess of 1.26x to net asset value, that purchasing the Company’s shares at a 1.26x multiple to

Letter to SEC
January 29, 2007

net asset value in the IPO will provide the opportunity for trading gains if in the future the Company’s shares trade at a multiple of net asset value that is greater than 1.26x.1
There is no authority that prohibits the GP from receiving the shares proposed to be issued to them in the Reorganization. The Commission first addressed the question of the sale of common stock to the public at a price substantially in excess of a stock’s net asset value in Investment Company Act of 1940 Release. No. 3187 (Feb. 8, 1961) (the “Release”). There, the Commission was concerned that the higher offering price was “principally to benefit the promoters by the resultant increase in the net asset value of their shares” from the IPO. The Commission then added that “unless some other and more legitimate purpose . . . can be shown . . . public offerings at such prices may not lawfully be made under the [1940 Act].”
In Big Apple Capital Corp.,2 the Staff applied the Release to a newly organized BDC selling its shares to its organizers in contemplation of a public offering at a higher price per share. Specifically, the promoters subscribed for 4,250,000 shares of the BDC’s common stock at $0.05 per share. The purported purpose of their investment was to raise funds to finance the Company’s organization and the SEC registration of the IPO. The sale to the promoters was to be followed by a public offering of 4,000,000 shares at a price of $1.00 per share, a 2000% multiple to the price paid by the promoters. In that case, where the only efforts of the promoters was to finance the organization of the BDC immediately prior to its IPO, the Staff considered the private sales to violate various provisions of the 1940 Act.
We believe that Big Apple exemplifies the precise type of factual scenario anticipated, and sought to be prohibited, by the Release. That scenario is clearly not analogous to the present one. Rather, the circumstances of the Reorganization here are nearly directly on-point with those of Enervest Capital, Incorporated.3 There, the Staff took a no-action position where an SBIC was to be taken public approximately three years after its organization, at a time when its common stock was held by 36 shareholders. During the period of its operation, the company made a number of investments as well as commitments to provide additional capital. The shares of common stock of Enervest to

[1]	From an accounting standpoint in the N-2 filing, the Company made the decision to provide prospective investors with audited financial statements for the SBIC as of and for the period ended September 30, 2006. Within the scope of this audit was third party valuation assistance provided by Duff & Phelps of 100% of our portfolio (17 companies as of September 30, 2006). The Company’s effort to present the highest quality financial and valuation information possible compares favorably to the fact that a number of publicly held BDCs use no third-party valuation assistance whatsoever. As a result, the Reorganization is different from other transactions that the Staff might see on a more routine basis in that potential investors have already been provided audited results in the N-2 filing for every period since the fund’s inception.

[2]	Pub. avail. May 6, 1982.

[3]	Pub. avail. Feb. 18, 1981.

Letter to SEC
January 29, 2007

be offered to the public were to be priced at between 150 and 300% of its then current net asset value per share.
The facts surrounding our Reorganization are strikingly similar to those at issue in Enervest. The Company has more than three years of operating history and, as of December 31, 2006, it has made 26 investments with a total cost basis of over $70 million, it has already returned $5 million to its existing investors (representing 23.5% of their committed capital), and it has a substantial pipeline of potential new investment opportunities. The Reorganization has been approved by approximately 90% of the SBIC’s existing LP interests, substantially all of which are sophisticated commercial banks, and have a wealth of financial and other quantitative and qualitative information on which to judge the merits of the proposed offering price for the ongoing business currently being conducted by the SBIC and to be acquired by the Company.
It is instructive that the Enervest no-action letter request specifically discusses that the Staff refused to permit that company to conduct an IPO at a multiple to net asset value soon after it was formed, for precisely the reasons identified in Big Apple and the Release. But, three years later — after Enervest had invested $918,000 in 11 companies and made commitments of $710,000 to 4 additional companies — the Staff permitted Enervest to conduct an IPO at a multiple to net asset value.
Moreover, several recently completed BDC IPOs reflected public offering prices in excess of NAV and which, in fact, reflected multiples higher than those reflected in the Company’s proposed offering. The offerings by Patriot Capital Funding, Inc. (“PCAP”) and Hercules Technology Growth Capital, Inc. (“HTGC”), for example, are shown in the table below.4

	PCAP		HTGC		TCAP
	Pre-	Post	Pre-	Post	Pre-	Post
	Deal	Deal	Deal	Deal	Deal	Deal

NAV (Book equity)	$28,433	$117,753	$41,440	$112,650	$22,744	$70,099

Shares outstanding	3,848	11,038	3,802	9,802	1,917	5,447

NAV per share	$7.39	$10.67	$10.90	$11.49	$11.87	$12.87

IPO Price per share	$14.00	$14.00	$13.00	$13.00	$15.00	$15.00

Share price / NAV	1.89x	1.31x	1.19x	1.13x	1.26x	1.17x

[4]	In PCAP and HTGC offerings, the mid-point price on the front cover of the preliminary prospectus was $15.00 per share, which would imply a larger Share Price / NAV multiple on a pre-deal basis.

Letter to SEC
January 29, 2007

There is no basis for distinguishing the PCAP and HTGC offerings from the Company’s proposed IPO for purposes of the issues raised here by the Staff.
Returning, then, to the Staff’s concern under Section 23(a), the BDC is issuing shares to the GP not for services, but instead as part of its acquisition of all outstanding equity interests in the SBIC, including the GP’s interest in the SBIC. Under the current structure of the SBIC, the LPs are, in effect, entitled to all of the SBIC’s distributions (after payment of expenses and repayment of loans to the SBA) until they have received a return of their invested capital, plus an amount equal to 7% per year on their invested capital (the “Preferred Return”). Then, 100% of distributions are paid to the GP until it receives 25% of amounts distributed pursuant to the Preferred Return. Thereafter, distributions from the SBIC are split so that 80% is paid to the LPs, and 20% is paid to the GP. The GP’s right to these payments is referred to as its “carried interest.”
Economically and practically, in order for the Company to acquire the entire interest in the SBIC, it must acquire the economic interest of both the LPs and of the GPs. Valuing these interests is, of course, not an exact science. The GP valued these interests by first determining a going concern value for the SBIC as a whole, and then allocating an appropriate portion of that total value to the LPs and the GP in accordance with their respective economic interests in the SBIC. A summary of the GP’s allocations in this regard are included in Appendix A, and these allocations were approved by approximately 90% of the LP interests in the SBIC.
Accordingly, the amount being paid to the GP ($7.5M) represents the value of the GP interests in the SBIC based on the present value of the future profits, cash flows and other distributions that the GP are contractually entitled to and are giving up in agreeing to the transaction (taking into account the increasing value of the interests over time, decreasing discount rates over time, “value added” by the GP, and the fair market value of the GP carried interest).
Section 23(a) permits a BDC to issue shares for other securities or property. We believe that the BDC purchase of the GP’s carried interest — i.e., a contractual right to receive future payments — is the purchase of a “security” for which the Company can issue its shares within the meaning of Section 23(a). Moreover, that provision permits a BDC to issue shares for property, even if that property is not cash or a security, if the shares are issued in connection with a reorganization. In this case, that is precisely what has happened. Pursuant to the Reorganization, the existing Limited Partners and the GP of the SBIC will receive shares of the Company, and the SBIC will become wholly owned by the Company. Regardless of whether the carried interest is a security, the carried interest certainly is property — it is a contractual interest in the SBIC’s profits and cash flows fully reflected in the limited partnership agreement of the SBIC. The fact that this right may not be listed as an asset on the GP’s balance sheet for purposes of financial reporting is irrelevant — neither is internally generated intellectual property and goodwill, but these clearly can represent valuable property interests.

Letter to SEC
January 29, 2007

Most significantly, this is in effect the same issue the Staff already considered and approved in Enervest and which did not seem to raise an issue in PCAP or HTGC. In that case, management received compensation as part of the public offering proceeds for their interests in the ongoing business enterprise. In addition, the economic result here is substantially similar to the impact of the IPO on the respective promoters in the HTGC and PCAP offerings. Section 23(a) was not in those instances deemed to be a barrier. It should not be one here either.
With respect to Section 23(b), we do not believe that the issuance of shares to the GP in connection with the Reorganization is inconsistent with that provision. First, the Reorganization, including the issuance of the shares to the GP, was approved by approximately 90% of the LP interests. More generally, there is no economic difference between the issuance of stock to promoters at the outset of the operation of a private fund that eventually goes public, and the issuance of stock in an IPO here, since in both cases the promoter is realizing the value it created through its efforts to operate the private fund successfully.
Traditional rights offerings by closed-end funds also reflect disparities between the NAV and offering price. A typical formula in a rights offering is the weighted average of 95% of the previous 5-day market prices, but not lower than NAV (which is why rights offers typically occur only during periods when shares are trading at a premium to NAV). There, an issue of dilution is raised with respect to investors who choose not to make additional investments being diluted. That is, new money would be coming into the fund at, for example, $0.50 per share less than current market value, which should depress the NAV per share of all existing shareholders, including those who do not participate in the rights offer. The rights offer prospectus always contains disclosure to this effect, and the fund’s board must consider this issue (among others) when authorizing the rights offer. We are not aware of any suggestion that the Staff has concerns about the potential for dilution in that context.
Finally, from a policy perspective, it is important to consider the impact of applying Sections 23(a) and 23(b) — or any other provisions of the 1940 Act — so as to prevent this offering from proceeding. Potential investors will receive a prospectus that will contain a substantial amount of financial and other quantitative and qualitative information that will permit them to make their own evaluation of whether $15 per share is a reasonable amount to pay to purchase an interest in the ongoing business of the Company and its approximately $22.744 million of assets. Investors may well conclude that they are willing to pay $15 a share, because they conclude that an approximately 1.26x multiple to net asset value is an appropriate valuation for that business, or because the internal management structure ensures that the interest of management would be squarely aligned with those of investors. As noted above, the sophisticated LPs of the SBIC concluded that this was a reasonable valuation. Also, experienced and well-respected investment banking firms are prepared to act as lead underwriters and syndicate members for this transaction. We believe that no public policy purpose would be furthered, nor

Letter to SEC
January 29, 2007

would any objective of the 1940 Act be achieved, by applying the provisions of the 1940 Act in such a way as to prevent potential investors from having the opportunity to make their own judgment of the merits of this investment opportunity. Indeed, if the Staff were to conclude in this case that all of the value created by the efforts of the GP in an ongoing private fund pre-IPO were required to be allocated to public shareholders, then we submit, the exception in Section 23(a) for securities issued in connection with a reorganization would be rendered meaningless.
COMMENT 2: Why should the Company not be considered engaged in a “distribution” of the securities of the SBIC, pursuant to Rule 140 under the Securities Act of 1933, as amended (the “1933 Act”)?
RESPONSE: The Company initially intends to act, in effect, as a feeder fund for the SBIC, with the Company holding only cash and cash-management instruments necessary to pay certain expenses and to meet certain Subchapter M distribution requirements. For purposes of Rule 140, we believe the SBIC should not be deemed a separate distribution of securities to the public, but should be, in effect, subsumed into the offering of the Company’s common stock, in accordance with the treatment afforded to similar “hub-and-spoke” and “master-feeder” arrangements.5 As the Company’s Form N-2 describes, the two companies are so integrally interconnected that treating the Company as a “distributor” of the SBIC’s securities under these circumstances would serve no regulatory or investor protection purpose. The interconnected nature of the two companies is evidenced by their currently pending application to file consolidated reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the detailed and thorough disclosure regarding the SBIC, its assets, risks and regulatory considerations, and its contemplated future activities contained in the Company’s Form N-2.
In the context of BDCs specifically, treating a BDC as a distributor of its wholly-owned SBIC’s shares would frustrate the intent of the 1940 Act to facilitate ownership of SBICs as subsidiaries of BDCs.6 In a broader context, if the Company is considered a distributor of what is, in effect, a master fund, such status would necessarily apply to and disrupt myriad currently existing and contemplated master-feeder arrangements in both the registered and unregistered fund context.
COMMENT 3: Why should the transfer of $7.5 million dollars of common stock to the GP, in connection with the Company’s purchase of the SBIC not be considered a sale of an investment advisory contract under Section 15(f) of the 1940 Act?

[5]	See Letter from Richard Breeden, Chairman, U.S. Securities and Exchange Commission, to John Dingell, Chairman, Committee on Energy and Commerce, U.S. House of Representatives (pub. Avail. June 2, 1993).

[6]	See, e.g., Section 2(a)(46) of the Investment Company Act defining “eligible portfolio company” so as to exclude from the definition all registered investment companies save for wholly-owned SBICs.

Letter to SEC
January 29, 2007

RESPONSE: The GP has never entered into an investment advisory contract with the SBIC, nor has it ever provided the SBIC with investment advisory services. The transfer of the $7.5 million in shares to the GP in connection with the Reorganization and purchase transactions, therefore, cannot represent the sale of an advisory contract, given that the GP is not a party to such a contract. Triangle Capital Partners, LLC (“TCP”) serves as the SBIC’s investment adviser pursuant to a contract between the SBIC and TCP, made on behalf of the SBIC by the GP. Concomitantly with the Reorganization and purchase transactions discussed in the Form N-2, the investment advisory agreement between TCP and the SBIC will terminate and TCP will dissolve. The management personnel of TCP will now be the internal management of the BDC. The advisory fee will terminate with the termination of the advisory agreement, and the BDC will pay the salaries of the internal management staff.
During a January 26, 2007 call, the Staff appeared to imply that the commonality of ownership between the two entities might affect this conclusion. The GP and TCP, however, are separate and distinct legal entities; although they share some overlapping ownership, the membership of the two limited liability companies is not identical, and the relevant ownership percentages of the overlapping owners differ between the two entities. The GP possesses members which are unaffiliated with TCP, and who play no part in the provision of investment advice by TCP under the advisory contract. The legal and economic separation between these entities is evidenced by the fact that members of the GP who are unaffiliated with TCP do not share in the stream of management fees TCP earns under its contract with the SBIC. Thus, it would be inappropriate to conflate TCP and the GP and mingle their respective assets, liabilities and obligations in assessing the reorganization and purchase transactions.
COMMENT 4: Will the SBIC lose it’s exclusion under the 1940 Act once the IPO for the Company is effected?
RESPONSE: The SBIC currently relies on Section 3(c)(1) of the 1940 Act for an exclusion from the definition of “investment company.” However, it will elect to be regulated as a BDC upon closing of the IPO. Accordingly, there would be no need for an exclusion from the investment company definition at that time.
COMMENT 5: Do the SBIC and the post-IPO general partner entity qualify as “eligible portfolio companies” of the Company within the meaning of Section 2(a)(46)?
RESPONSE: Yes. The SBIC, as a U.S.-organized and domiciled company that is a Small Business Investment Company with no publicly traded securities, qualifies as an eligible portfolio company under Section 2(a)(46)(B) of the 1940 Act.
After the IPO of the Company’s securities, a newly formed entity, wholly owned by the Company, would become the general partner of the SBIC (the “New GP”). The New GP would also qualify as an eligible portfolio company. It is a U.S.-organized and domiciled entity which is neither an investment company nor a company excluded from that

Letter to SEC
January 29, 2007

definition pursuant to Section 3(c) of the 1940 Act, and is entirely controlled and wholly-owned by the Company.
*       *       *
     We hope that the foregoing is fully responsive to your comments. We appreciate your continued attention and prompt responses to these matters. Unfortunately, the Company’s timing has become urgent. As we mentioned to you in our discussion on Friday, the Company needs to be able to start its road show by the middle of this week in order for it to have any ability to proceed with its transaction prior to the financial information becoming stale. If the Company were not able to proceed this week, it would have to bear the significant additional time and cost of another audit which would result in a delay of this offering for months, and perhaps permanently. Thus, your continued responsiveness is very much appreciated.
     Please do not hesitate to call the undersigned if you have any comments or questions regarding the above responses.
Sincerely,
 /s/ Steven B. Boehm
Steven B. Boehm

cc:	John Good, Esq.
Robert Rosenblum, Esq.

APPENDIX A
The GP had a reasonable basis for its valuation of the LP interests and GP interests. Duff and Phelps made its later analysis largely based on the current sale of the assets of the SBIC, or a “liquidation” of the SBIC. The GP based its valuation of the SBIC and of the LP and GP interests on the SBIC’s value as a going concern. The LPs are receiving their 80% interests in total fund returns while the GP are receiving their 20% interest in the SBIC, and the LP interests and GP interests are calculated in the same way. As depicted in the table below, the GP projected the value of the SBIC and the GP and LP interests over its anticipated life (9 years) as a going concern (approximately $87M). The capital committed by the LPs (approximately $21.2M) was then subtracted for the net future value of the SBIC (approximately $71M). The GP’s 20% interest in the net future value (approximately $14.2M) was reduced to its present value by the weighted average cost of capital (approximately $7.8M) which amount was further rounded down (to $7.5M). The present value of the LPs’ interest was likewise reduced to its present value by the net required internal rate of return (approximately $20.8M) with was rounded up (to $21.2M).

Output	Projected Fund/LP/GP Value
	Capital	Fund Life	Value

LP Capital Committed	$21,250,000	9	$87,303,507

Remaining Return of LP Capital (Net of $5MM distribution)			$16,250,000

Net Proceeds Available After Return of Capital			$71,053,507

GP Carry — 20% of Net Proceeds (Future Value)			$14,210,701

GP Carry — Present Value (using fund’s WACC)			$7,874,716

LP Present Value — (Using Net Required IRR)			$20,896,761

LP Guaranteed Minimum Value			$21,250,000